SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)1

Concurrent Computer Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
206710402
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 11 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	206710402	13D/A8	Page 2 of 11

1	NAME OF REPORTING PERSON
Julian Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
894,536
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
894,536
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
894,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	206710402	13D/A8	Page 3 of 11

1	NAME OF REPORTING PERSON
JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
894,536[2]
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
894,536[3]
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
894,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%
14	TYPE OF REPORTING PERSON*
OO

2 Mr. Singer has sole voting power with respect to all shares held by JDS1.

3 Mr. Singer has sole dispositive power with respect to all shares held by JDS1.

CUSIP No.	206710402	13D/A8	Page 4 of 11

1	NAME OF REPORTING PERSON
Wayne Barr, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	206710402	13D/A8	Page 5 of 11

1	NAME OF REPORTING PERSON
Richard Ramlall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	206710402	13D/A8	Page 6 of 11

1	NAME OF REPORTING PERSON
Matthew Stecker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D/A8

This constitutes Amendment No. 8 (the “Amendment No. 8”) to the statement on Schedule 13D filed on behalf of Julian Singer, dated and filed February 16, 2016 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Concurrent Computer Corporation (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended to add the following:

In connection with the execution of the Standstill Agreement (as defined in Item 4 below) by certain of the Reporting Persons, the Joint Filing and Solicitation Agreement was terminated. Messrs. Barr, Ramlall and Stecker shall cease to be Reporting Persons immediately after the filing of this Amendment No. 8. Mr. Singer and JDS1 will continue filing statements on Schedule 13D with respect to their beneficial ownership of shares of Common Stock to the extent required by applicable law.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

On August 29, 2016, certain of the Reporting Persons (the “JDS1 Group”) entered into a Board Representation and Standstill Agreement (the “Standstill Agreement”) with the Issuer. Pursuant to the Standstill Agreement, (i) C. Shelton James resigned from the Issuer’s Board of Directors (the “Board”) effective upon the execution of the Standstill Agreement, (ii) Wayne Barr, Jr., a designee of the JDS1 Group was appointed to the Board, the Nominating Committee of the Board and a special committee of the Board, (iii) JDS1 withdrew its letter dated July 27, 2016 (as supplemented on July 29, 2016) providing notice to the Issuer of its intention to nominate certain individuals for election as directors of the Issuer at the 2016 Annual Meeting, and (iv) the Issuer agreed to nominate each of Steve Nussrallah, Derek Elder, Charles Blackmon, Larry Enterline, Dilip Singh, Robert Pons and Mr. Barr for election as directors at the 2016 Annual Meeting.

Pursuant to the Standstill Agreement, at the 2016 Annual Meeting, JDS1 agreed to vote in favor of (i) an amendment to the Issuer’s certificate of incorporation proposed by the Issuer providing for limitations on the ownership of the outstanding Common Stock to preserve the Issuer’s net operating losses, provided that any such amendment does not prohibit JDS1 or Mr. Singer or any of their respective Affiliates or Associates from beneficially owning Common Stock of the Issuer in an amount that is less than or equal to 19.9% of the outstanding Common Stock of the Issuer pursuant to acquisitions made or options exercised and settled, and (ii) in accordance with the Board’s recommendation with respect to each of the Issuer’s nominees for election to the Board. In addition, the JDS1 Group agreed to certain customary standstill restrictions that generally terminate prior to the advance notice deadline for the Issuer’s 2017 Annual Meeting of Stockholders. The Standstill Agreement may be terminated, and Mr. Barr (or any replacement designee) may be removed as a director, in the event the JDS1 Group fails to maintain beneficial ownership of at least 7.5% of the outstanding Common Stock.

The foregoing description of the Standstill Agreement is qualified in its entirety by reference to the Standstill Agreement, which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed on August 29, 2016 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 9,550,309 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on May 3, 2016.

A. JDS1, LLC

(a) As of the date hereof, JDS1 beneficially owns 894,536 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 9.4%

(b) 1. Sole power to vote or direct vote: 894,5364

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 894,5365

4. Shared power to dispose or direct the disposition: 0

(c) The trade relating to the purchase of 3,800 Shares at a price of $5.10 per share on July 26, 2016 that was disclosed in Amendment No. 7 to the Schedule 13D was cancelled prior to settlement.

B. Mr. Singer

(a) As of the date hereof, Mr. Singer, as the managing member of JDS1, beneficially owns 894,536 shares of Common Stock held by JDS1.

Percentage: Approximately 9.4%

(b) 1. Sole power to vote or direct vote: 894,536

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 894,536

4. Shared power to dispose or direct the disposition: 0

(c) The trade relating to the purchase of 3,800 Shares at a price of $5.10 per share on July 26, 2016 that was disclosed in Amendment No. 7 to the Schedule 13D was cancelled prior to settlement.

4 See FN 2.

5 See FN 3.

C. Messrs. Barr, Ramlall and Stecker

(a) As of the date hereof, none of Messrs. Barr, Ramlall or Stecker beneficially owns any shares of Common Stock.

Percentage: Approximately 0.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) None of Messrs. Barr, Ramlall and Stecker has entered into any transactions in the Shares in the last 60 days.

As of the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 894,536 shares of Common Stock, constituting approximately 9.4% of the Shares outstanding.

After the termination of the Joint Filing and Solicitation Agreement, none of Messrs. Barr, Ramlall and Stecker beneficially owns, or may be deemed to beneficially own, any shares of Common Stock.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

JDS1 purchased American-style put options in order to cover and close out the put options with respect to 350,000 Shares disclosed in Amendment No. 3 to the Schedule 13D.

Date of Transaction	Number of Put Options Purchased	Exercise Price	Expiration Date
August 22, 2016	11,200	$5.00	September 16, 2016
August 23, 2016	181,000	$5.00	September 16, 2016
August 24, 2016	60,000	$5.00	September 16, 2016
August 25, 2016	97,800	$5.00	September 16, 2016

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibit:

99.1	Board Representation and Standstill Agreement, dated August 29, 2016, by and among Concurrent Computer Corporation, JDS1, LLC, Julian Singer and Wayne Barr, Jr. (Filed as Exhibit 10.1 to the Form 8-K by the Issuer with the Securities and Exchange Commission on August 29, 2016).

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2016

JDS 1, LLC

By: /s/ Julian Singer
Name: Julian Singer
Title: Managing Member

/s/ Julian Singer
Julian Singer
Individually and as attorney-in-fact for Wayne Barr, Jr.,
Richard Ramlall, Matthew Stecker